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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 22 )*

                        ZENITH NATIONAL INSURANCE CORP.
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                                (Name of Issuer)

                         COMMON STOCK, $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   989390109
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                                 (CUSIP Number)

                              Howard E. Steinberg
                  Executive Vice President and General Counsel
                    Reliance Financial Services Corporation
                               Park Avenue Plaza
                              55 East 52nd Street
                            New York, New York 10055
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 25, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO 989390109


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          NAME OF REPORTING PERSON  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1         (entities only)
          RELIANCE FINANCIAL SERVICES CORPORATION
          I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
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2         (a)

          (b)
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          SEC USE ONLY
3
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          SOURCE OF FUNDS*
4         N/A
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)    X
5
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          CITIZENSHIP OR PLACE OF ORGANIZATION

6         Delaware
--------- ----------------------------------------------------------------------
                                    SOLE VOTING POWER
                         7          6,574,445
                         ---------- --------------------------------------------
        NUMBER OF                   SHARED VOTING POWER
         SHARES          8
      BENEFICIALLY       ---------- --------------------------------------------
        OWNED BY                    SOLE DISPOSITIVE POWER
          EACH           9          6,574,445
        REPORTING        ---------- --------------------------------------------
      PERSON WITH                   SHARED DISPOSITIVE POWER
                         10
------------------------ ---------- --------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,574,445
11
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                           |_|
--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        38.4%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        HC
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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The following information supplements the information contained in the Schedule
13D and Amendments thereto previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Amendment.

ITEM 2.  Identity and Background.

Item 2 is restated in its entirety to read as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 43% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family, affiliated trusts and a family partnership. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:


                                         Position with Reliance
Name and Business Address                Financial and Principal Occupation
-------------------------                ----------------------------------

Saul P. Steinberg                        Chairman of the Board, Chief Executive
Reliance Group Holdings, Inc.            Officer and Director, Reliance
Park Avenue Plaza                        Financial and RGH
New York, New York 10055

Robert M. Steinberg                      President, Chief Operating Officer and
Reliance Group Holdings, Inc.            Director, Reliance Financial and RGH;
Park Avenue Plaza                        Chairman of the Board and Chief
New York, New York 10055                 Executive Officer, RIC

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George E. Bello                          Executive Vice President, Controller
Reliance Group Holdings, Inc.            and Director, Reliance Financial and
Park Avenue Plaza                        RGH
New York, New York 10055

Lowell C. Freiberg                       Executive Vice President, Chief
Reliance Group Holdings, Inc.            Financial Officer and Director,
Park Avenue Plaza                        Reliance Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.                Executive Vice President, General
Reliance Group Holdings, Inc.            Counsel and Corporate Secretary,
Park Avenue Plaza                        Reliance Financial and RGH
New York, New York 10055

Albert A. Benchimol                      Senior Vice President and Treasurer,
Reliance Group Holdings, Inc.            Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Henry A. Lambert                         Senior Vice President--Real Estate
Reliance Group Holdings, Inc.            Investments and Operations, Reliance
Park Avenue Plaza                        Financial and RGH; President and Chief
New York, New York 10055                 Executive Officer, Reliance
                                         Development Group, Inc.

Dennis J. O'Leary                        Senior Vice President--Taxes,
Reliance Group Holdings, Inc.            Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                        Senior Vice President--Group
Reliance Group Holdings, Inc.            Controller, Reliance Financial
Park Avenue Plaza                        and RGH
New York, New York 10055

Bruce L. Sokoloff                        Senior Vice President--
Reliance Group Holdings, Inc.            Administration, Reliance
Park Avenue Plaza                        Financial and RGH
New York, New York 10055

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James E. Yacobucci                       Senior Vice President--Investments and
Reliance Insurance Company               Director, Reliance Financial, RGH and
Park Avenue Plaza                        RIC
New York, New York 10055

Paul W. Zeller                           Senior Vice President, Deputy General
Reliance Group Holdings, Inc.            Counsel and Assistant Secretary,
Park Avenue Plaza                        Reliance Financial and RGH
New York, New York 10055

George R. Baker                          Director, Reliance Financial and RGH;
3401 North California Avenue             Corporate Director/Advisor various
Chicago, Illinois 60618                  business enterprises

Dennis A. Busti                          Director, Reliance Financial and RGH;
Reliance National                        President and Chief Executive Officer,
77 Water Street                          Reliance National, a principal
New York, New York 10005                 subsidiary of RIC

Dr. Thomas P. Gerrity                    Director, Reliance Financial and RGH;
The Wharton School                       Dean, the Wharton School of the
University of Pennsylvania               University of Pennsylvania
Steinberg Hall- Dietrich Hall
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                         Director, Reliance Financial and RGH;
Jewell Jackson McCabe                    President, Jewell Jackson McCabe
Associates                               Associates, consultants specializing in
211 East 70th Street                     planning and communications
New York, New York 10021

Irving Schneider                         Director, Reliance Financial and RGH;
Helmsley-Spear, Inc.                     Co-Chairman and Chief Operating
60 East 42nd Street                      Officer, Helmsley-Spear, Inc., a real
New York, New York 10165                 estate management corporation

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Bernard L. Schwartz                      Director, Reliance Financial and RGH;
Loral Space & Communications Ltd.        Chairman of the Board, Chief Executive
600 Third Avenue                         Officer, Loral Space & Communications
New York, New York 10016                 Ltd., a high-technology company
                                         concentrating on satellite-based
                                         services, Chairman of the Board and
                                         Chief Executive Officer, Globalstar
                                         Telecommunications, Ltd.

Richard E. Snyder                        Director, Reliance Financial and RGH;
Golden Books Family                      Chairman of Golden Books Family
Entertainment, Inc.                      Entertainment, Inc., a publisher of
850 Third Avenue                         children's books.
New York, New York 10022

Dr. Bruce E. Spivey                      Director, Reliance Financial and RGH;
Columbia-Cornell Care LLC                President and Chief Executive Officer,
900 Third Avenue, Suite 500              Columbia-Cornell Care LLC, the
New York, New York 10022                 physician organization of the clinical
                                         faculties of the medical schools of
                                         Columbia and Cornell Universities.

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

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ITEM 4.  Purpose of Transaction.

On June 25, 1999, RIC entered into an agreement (the "Stock Purchase Agreement") with Fairfax Financial Holdings Limited whereby Fairfax or one or more of its subsidiaries (any or all of them, "Fairfax") will purchase all 6,574,445 shares of the Security beneficially owned by Reliance Financial at a price of $28.00 per share. The shares beneficially owned by Reliance Financial are owned directly by RIC, United Pacific Insurance Company of New York and Reliance Direct Insurance Company (collectively, "Sellers"). The closing of the sale of the Securities is subject to certain regulatory approvals.

The Stock Purchase Agreement provides that if Fairfax and/or its affiliates acquire, by, among other things, tender offer or merger, a majority of Issuer's Securities, prior to a certain date and pay consideration per share in excess of the price paid to Sellers for the Securities, Fairfax will pay Sellers for each of the Securities, an additional amount equal to the amount of such excess. In addition, the Stock Purchase Agreement provides that if a third party unaffiliated with Fairfax seeks to acquire, by, among other things, tender offer or merger, prior to the closing of the sale of the Securities, a majority of the Issuer's Securities at a price per share in excess of the price paid to Sellers for the Securities, and Fairfax and/or its affiliates agrees to sell any or all of the Securities purchased under the Stock Purchase Agreement, Fairfax will pay Sellers an amount equal to 50% of such excess for each share of the Security sold by Fairfax and/or its affiliates in such third party transaction. A copy of the Stock Purchase Agreement is attached as Exhibit 1 hereto, is incorporated by reference and qualifies the description above.

Under the terms of the Stock Purchase Agreement, RIC's three members on the Issuer's Board of Directors will resign effective as of the closing of the sale of the Securities contemplated by the Stock Purchase Agreement.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is hereby incorporated by reference.

ITEM 7.  Material to Be Filed as Exhibits.

1.   Stock Purchase Agreement between RIC and Fairfax.

                                       7
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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 29, 1999


                                         RELIANCE FINANCIAL SERVICES CORPORATION



                                         By: /s/  James E. Yacobucci
                                             -----------------------
                                                  James E. Yacobucci
                                                  Senior Vice President
                                                  and Chief Investment Officer



                                       8
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                                 EXHIBIT INDEX

Exhibit No.                      Exhibit Name                           Page No.
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     1                Stock Purchase Agreement between
                      Reliance Insurance Company and Fairfax
                      Financial Holdings Limited


                                       9